SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32161

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 24, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 19, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Oppenheimer SteelPath Master MLP Fund, LLC [File No. 811-22783]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 1, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on June 1, 2016.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Private Advisors Alternative Strategies Master Fund [File No. 811-22646]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant is owned by one beneficial owner and does not propose to make a public offering of its securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) or 3(c)(7) of the Act.

Filing Date: The application was filed on June 3, 2016.

Applicant's Address: 51 Madison Avenue, New York, NY 10010.

Private Advisors Alternative Strategies Fund [File No. 811-22647]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant is owned by one beneficial owner and does not propose to make a public offering of its securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) or 3(c)(7) of the Act.

Filing Date: The application was filed on June 3, 2016.

Applicant's Address: 51 Madison Avenue, New York, NY 10010.

Tax-Exempt California Money Market Fund [File No. 811-05076]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 8, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,475 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on June 3, 2016.

Applicant's Address: 345 Park Avenue, New York, NY 10154.

Valley Forge Fund, Inc. [File No. 811-01932]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 31, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $16,582 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on June 13, 2016.

Applicant's Address: 3741 Worthington Road, Collegeville, PA 19426.

Charter National Variable Account [File No. 811-04588]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The board of directors of the applicant's depositor, Charter National Life Insurance Company, approved the merger of applicant into Allstate Life Variable Life Separate Account A, which was effected on January 1, 2016. Expenses of $11,100 incurred in connection with the merger were paid by Allstate Life Insurance Company.

Filing Dates: The application was filed on April 22, 2016, and amended on June 16, 2016.

Applicant's Address: 3075 Sanders Road, Northbrook, IL 60062.

Oppenheimer Growth & Income Fund [File No. 811-07275]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 17, 2016.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Transamerica Income Shares, Inc. [File No. 811-02273]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Transamerica Flexible Income, a series of Transamerica Funds and, on December 4, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $80,310 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on June 9, 2016, and amended on June 20, 2016.

Applicant's Address: 1801 California Street, Suite 5200, Denver, CO 80202.

Direct Lending Income Fund [File No. 811-23123]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 3, 2016, and amended on June 20, 2016.

Applicant's Address: 1150 Foothill Boulevard, Suite F, La Canada, CA 91011.

BofA Funds Series Trust [File No. 811-22357]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to corresponding series of BlackRock Liquidity Funds and, on April 18, 2016, made a final distribution to its shareholders based on net asset value.

Expenses of approximately $1,834,000 incurred in connection with the reorganization were paid

by the investment advisers of the applicant and the acquiring fund or their affiliates.

Filing Dates: The application was filed on June 1, 2016, and amended on June 22, 2016.

Applicant's Address: 100 Federal Street, Boston, MA 02110.

      For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Brent J. Fields
Secretary